Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Gordon Pointe Acquisition Corp. on Form S-1, of our report dated June 6, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Gordon Pointe Acquisition Corp. as of May 15, 2017 and for the period from April 12, 2017 (inception) through May 15, 2017, which report appears in the prospectus, which is part of this registration statement. We also consent to the reference to our firm under the heading “experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 22, 2017